Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2006                         Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F __x__   Form 40-F ___


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___    No__X__


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

         Natuzzi S.p.A. Announces First Quarter 2006 Financial Results

     SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 24, 2006--Natuzzi S.p.A. (NYSE: NTZ):

                     First Quarter 2006 Financial Highlights


    --  Net Sales Increased 13.0%, Units Sold up 6.1% over 1Q05

    -- Net Earnings at Eur 6.8 Million versus Net Losses of Eur 3.5 Million in 1Q05

    --  Operating Cash Flow at Eur 23.7 up from Eur 8.7 Million in
        1Q05


     The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announces the approval of the financial results for the three months ended on March 31, 2006.

     NET SALES

     In the first quarter ended on March 31, 2006, Natuzzi total net sales increased by 13.0 percent at EUR 188.2 million, or $226.5 million, as compared to EUR 166.6 million, or $218.4 million, reported for first quarter 2005. During the same period total seats sold increased by 6.1 percent.
     During the first three months of 2006, upholstery net sales were at EUR
167.4 million, or $201.4 million, up 14.3 percent from EUR 146.4 million, or $192.0 million, reported for the same period last year. Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) increased by 3.0 percent at EUR 20.8 million, or $25.0 million.
     In the first quarter of 2006 net sales in the Americas were at EUR 63.8 million, or $76.8 million, increasing by 6.5 percent from EUR 59.9 million, or $78.5 million, reported in first quarter 2005. In Europe sales were at EUR 92.9 million, or $111.8 million, up by 21.1 percent from EUR 76.7 million, or $100.6 million, reported in the same quarter last year, and in the rest of the world net sales were up 9.2 percent at EUR 10.7 million, or $12.9 million, from EUR
9.8 million, or $12.8 million, reported in the previous year's comparable period.
     In the quarter ended on March 31, 2006, total net sales to our chain of Divani & Divani by Natuzzi Stores and Natuzzi Stores were at EUR 34.2 million, or $41.2 million, increasing by 14.0 percent as compared to EUR 30.0 million, or $39.3 million reported one year ago. During the same quarter six new stores were opened (2 in France and one each in Croatia, Russia, Poland and Australia), whereas sixteen stores were closed (9 in UK, 4 in Italy, 2 in Greece, and 1 in Lebanon), thus bringing the total number of stores at 280 as at March 31, 2006. At the same date there were 594 galleries, 11 less than three months earlier.
     Leather-upholstered furniture sales in the first quarter 2006 were at EUR
143.4 million, or $172.6 million, 19.1 percent up from last year's first quarter, whereas over the same period fabric-upholstered furniture decreased by
7.7 percent, at EUR 24.0 million, or $28.9 million.
     First quarter 2006 net sales for the Natuzzi branded products, representing
65.2 percent of total upholstery net sales, were at EUR 109.1 million, or $131.3 million, 3.5 percent up with respect to the last year's comparable quarter, and sales for the Italsofa products at EUR 58.3 million, or $70.2 million, from EUR
41.0 million, or $53.8 million, in first quarter 2005.
     Pasquale Natuzzi, Chairman and Chief Executive Officer, commented: "First quarter 2006 results confirmed the recovery in sales, particularly consistent in Europe, although the economic and currency scenario in which the Company has been operating remains unfavorable as a whole.
     We continue to see mixed results, with the Italsofa line that drove the quarterly performance, and the Natuzzi brand still curbed by a deflationary environment, particularly evident in U.S."

     GROSS PROFIT & OPERATING INCOME

     For the three months ended on March 31, 2006, Natuzzi's gross profit was at EUR 64.5 million, or $77.6 million, 17.1 percent up from EUR 55.1 million, or $72.2 million, reported one year earlier. As a percentage of sales, gross profit margin increased at 34.3 percent from 33.1 percent in the first quarter 2005.
     Over the same period, the Company reported an operating income of EUR 8.8 million, or $10.6 million, versus an operating loss of EUR 1.1 million, or $1.4 million, in first quarter 2005.

     FOREX & TAXES

     For the first quarter 2006 the Company reported a net foreign exchange loss of EUR 0.5 million, or $0.6 million, as compared to a net foreign exchange loss of EUR 1.5 million, or $2.0 million, reported in last year's comparable period.
     Over the same period, Company's income taxes were at EUR 4.0 million, or $4.8 million, as compared to EUR 1.0 million income taxes, or $1.3 million, in first quarter 2005.

     NET INCOME & EARNINGS PER SHARE

     In the first three months of 2006, the Company reported net earnings of EUR
6.8 million, or $8.2 million, versus a net loss of EUR 3.5 million, or $4.6 million, in first quarter 2005. Earnings per share (ADR) were EUR 0.12, or $0.14, from EUR 0.06 losses per share, or $ 0.08, reported for the first quarter of 2005.
     Pasquale Natuzzi continued: "After a difficult year in which the Company reported net losses for the first time ever, the Company is back to profitability as a result of the restructuring actions we have been implementing since June 2005 - namely, a more efficient cost management and the closing of non-performing retail units - together with more favorable currency conditions in the period".

     CASH FLOW

     During the first three months of 2006, the Company generated EUR 23.7 million of cash flow from operations, or $28.5 million, increasing from EUR 8.7 million, or $11.4 million, generated in the same period of last year.
     On a per ADR basis, net operating cash flow was EUR 0.43, or $0.52, versus EUR 0.16, or $ 0.21 generated during the first three months of 2005.

     OUTLOOK

     Concluded Mr. Natuzzi: "The positive performance achieved in the first quarter 2006 is an encouraging sign for the near future.
     However, we are aware that rising energy prices, the current unfavorable level of the Euro against the US dollar, as well as upward trending interest rates, will continue to challenge consumers' discretionary spending and, as a consequence, the furniture industry. In consideration of this we consider the current restructuring process of our operations and the improvement of retail activities fundamental for the competitiveness of the Company.
     In light of the above, we confirm the previously announced targets for the whole 2006 of a positive net profit margin at most at 3 percent together with an increase in units sold of about 5 percent."

     CONVERSION RATES

     The first quarter 2006 and 2005 dollar figures presented in this announcement were converted at an average noon buying rate of $1.2033 per EUR and $1.3112 per EUR, respectively.

     FIRST QUARTER 2006 TELECONFERENCE

     Pasquale Natuzzi, Chief Executive Officer and Chairman, Daniele Tranchini, Chief Sales & Marketing Officer, Nicola Dell'Edera, Finance Director and Chief Financial Officer a.i., and Fred Starr, Chief Executive Officer and President of Natuzzi Americas, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on Thursday May 25th, 2006.
     Replay of this event will be available on our web-site, www.natuzzi.com, starting from 15:00 Italian time, on Friday May 26th, 2006.

     About NATUZZI S.p.A.

     Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
     Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.
     Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 131 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 149 licensed Divani & Divani by Natuzzi Stores and Natuzzi Stores.
     Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

     FORWARD-LOOKING STATEMENTS

     Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.


                    NATUZZI S.P.A. AND SUBSIDIARIES
      Unaudited Consolidated Statement of Earnings for the first quarter ended
         March 31, 2006 and 2005 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)


                    Three months ended on % Over Percentage of Sales 31-Mar-06 31-Mar-05 (Under) 31-Mar-06 31-Mar-05
----------------  ----------- ----------- --------- -------- ---------
 Upholstery net
           sales       167.4       146.4      14.3%    88.9%     87.9%
     Other sales        20.8        20.2       3.0%    11.1%     12.1%
----------------  ----------- ----------- --------- -------- ---------
Net Sales              188.2       166.6      13.0%   100.0%    100.0%
----------------  ----------- ----------- --------- -------- ---------
       Purchases       (79.0)      (79.0)      0.0% ( 42.0)%  ( 47.4)%
           Labor       (27.2)      (28.2)      3.5% ( 14.5)%  ( 16.9)%
    Third-party
   Manufacturers        (5.6)       (6.6)     15.2%  ( 3.0)%   ( 4.0)%
  Manufacturing
           Costs        (7.9)       (8.1)      2.5%  ( 4.2)%   ( 4.9)%
Inventories, net        (4.0)       10.4  ( 138.5)%  ( 2.1)%      6.2%
----------------  ----------- ----------- --------- -------- ---------
Cost of Sales         (123.7)     (111.5)  ( 10.9)% ( 65.7)%  ( 66.9)%
----------------  ----------- ----------- --------- -------- ---------
Gross Profit            64.5        55.1      17.1%    34.3%     33.1%
----------------  ----------- ----------- --------- -------- ---------
Selling Expenses       (46.5)      (46.0)   ( 1.1)% ( 24.7)%  ( 27.6)%
    General and
 Administrative
        Expenses        (9.2)      (10.2)      9.8%  ( 4.9)%   ( 6.1)%
----------------  ----------- ----------- --------- -------- ---------
Operating Income
 (Loss)                  8.8        (1.1)    900.0%     4.7%   ( 0.7)%
----------------  ----------- ----------- --------- -------- ---------
Interest Income,
             net         0.3         0.1                0.2%      0.1%
        Foreign
   Exchange, net        (0.5)       (1.5)            ( 0.3)%   ( 0.9)%
  Other Income,
             net         2.2         0.0                1.2%      0.0%
----------------  ----------- ----------- --------- -------- ---------
Earnings (Losses)
 before taxes and
 minority
 interest               10.8        (2.5)    532.0%     5.7%   ( 1.5)%
----------------- ----------- ----------- --------- -------- ---------
    Income taxes        (4.0)       (1.0)            ( 2.1)%   ( 0.6)%
----------------  ----------- ----------- --------- -------- ---------
Earnings (Losses)
 before minority
 interest                6.8        (3.5)    294.3%     3.6%   ( 2.1)%
----------------- ----------- ----------- --------- -------- ---------
       Minority
        Interest         0.0         0.0                0.0%      0.0%
Net Earnings
 (Losses)                6.8        (3.5)    294.3%     3.6%   ( 2.1)%
----------------  ----------- ----------- --------- -------- ---------
Earnings
 (Losses) Per
 Share                  0.12       (0.06)
----------------  ----------- ----------- --------- -------- ---------
Average Number of
 Shares
 Outstanding*     54,738,538  54,681,628
----------------- ----------- ----------- --------- -------- ---------
(*) Net of shares repurchased                     1 EUR = 1,936.27 ITL




----------------- ----------------------------------------------------
Key Figures in                    Three months ended on
  U.S. dollars
   (millions)                 March 31, 2006        March 31, 2005
----------------- ----------- --------------------- ------------------
Net Sales                          226.5              218.4
Gross Profit                        77.6               72.2
Operating Income
 (Loss)                             10.6               (1.4)
Net Earnings
 (Losses)                            8.2               (4.6)
Earnings
 (Losses) per
 Share                              0.14              (0.08)
Average exchange rate (U.S.
 dollar per Euro)                 1.2033             1.3112
----------------------------------------------------------------------


                         GEOGRAPHIC BREAKDOWN
---------------------- ------ ------ ------- -------- -------- -------
                          Sales*                Seat Units
                        1st Quarter  % Over     1st Quarter    % Over
                        2006   2005  (Under)    2006     2005  (Under)
====================== ====== ====== ======= ======== ======== =======
Americas                63.8   59.9     6.5% 324,922  348,355   (6.7%)
            % of total  38.1%  40.9%            43.5%    49.5%
---------------------- ------ ------ ------- -------- -------- -------
Europe                  92.9   76.7    21.1% 379,159  314,272    20.6%
            % of total  55.5%  52.4%            50.7%    44.6%
---------------------- ------ ------ ------- -------- -------- -------
Rest of world           10.7    9.8     9.2%  43,071   41,447     3.9%
            % of total   6.4%   6.7%             5.8%     5.9%
---------------------- ------ ------ ------- -------- -------- -------
TOTAL                  167.4  146.4    14.3% 747,152  704,074     6.1%
---------------------- ------ ------ ------- -------- -------- -------
* Expressed in millions of EUR


                        BREAKDOWN BY COVERING
---------------------- ------ ------ ------- -------- -------- -------
                          Sales*                Seat Units
                        1st Quarter  % Over     1st Quarter    % Over
                        2006   2005  (Under)    2006     2005  (Under)
====================== ====== ====== ======= ======== ======== =======
Leather                143.4  120.4    19.1% 613,543  539,511    13.7%
            % of total  85.7%  82.2%            82.1%    76.6%
---------------------- ------ ------ ------- -------- -------- -------
Fabric                  24.0   26.0   (7.7%) 133,609  164,563  (18.8%)
            % of total  14.3%  17.8%            17.9%    23.4%
---------------------- ------ ------ ------- -------- -------- -------
TOTAL                  167.4  146.4    14.3% 747,152  704,074     6.1%
---------------------- ------ ------ ------- -------- -------- -------
* (Expressed in millions of EUR)


                          BREAKDOWN BY BRAND
---------------------- ------ ------ ------- -------- -------- -------
                          Sales*                Seat Units
                        1st Quarter  % Over     1st Quarter    % Over
                        2006   2005  (Under)    2006     2005  (Under)
====================== ====== ====== ======= ======== ======== =======
Natuzzi                109.1  105.4     3.5% 387,095  418,676   (7.5%)
            % of total  65.2%  72.0%            51.8%    59.5%
---------------------- ------ ------ ------- -------- -------- -------
Italsofa                58.3   41.0    42.2% 360,057  285,398    26.2%
            % of total  34.8%  28.0%            48.2%    40.5%
---------------------- ------ ------ ------- -------- -------- -------
TOTAL                  167.4  146.4    14.3% 747,152  704,074     6.1%
---------------------- ------ ------ ------- -------- -------- -------


                    NATUZZI S.P.A. AND SUBSIDIARIES
       Unaudited Consolidated Balance Sheet as of March 31, 2006
         and December 31, 2005 (Expressed in millions of EUR)

                                                  31-Mar-06  31-Dec-05
 -------------------------------------------- ------------- ----------
                     ASSETS
 Current Assets:
   Cash and cash equivalents                         111.3       89.7
   Marketable debt securities                          0.0        0.0
   Trade receivables, net                            125.4      123.6
   Other receivables                                  46.9       46.3
   Inventories                                       111.7      115.7
   Unrealized foreign exchange gains                   0.6        0.0
   Prepaid expenses and accrued income                 4.5        2.6
   Deferred income taxes                               7.4        6.6
 -------------------------------------------- ------------- ----------
 Total current assets                                407.8      384.5
 -------------------------------------------- ------------- ----------
 Non-Current Assets:
   Net property, plant and equipment                 256.9      262.8
   Treasury shares                                     0.0        0.0
   Other assets                                       15.9       16.6
   Deferred income taxes                               1.1        1.1
 -------------------------------------------- ------------- ----------
 TOTAL ASSETS                                        681.7      665.0
 -------------------------------------------- ------------- ----------
   LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
   Short-term borrowings                               9.1        7.7
   Current portion of long-term debt                   0.4        0.4
   Accounts payable-trade                             86.9       73.5
   Accounts payable-other                             25.8       24.2
   Accounts payable shareholders for
    dividends                                          0.6        0.6
   Unrealized foreign exchange losses                  0.0        4.8
   Income taxes                                        4.2        2.9
   Salaries, wages and related liabilities            20.5       22.1
 -------------------------------------------- ------------- ----------
 Total current liabilities                           147.5      136.2
 -------------------------------------------- ------------- ----------
 Long-Term Liabilities:
   Employees' leaving entitlement                     32.4       32.3
   Long-term debt                                      3.6        3.6
   Deferred income taxes                               0.0        0.0
   Deferred income for capital grants                 14.5       14.8
   Other liabilities                                   4.4        4.4
 -------------------------------------------- ------------- ----------
 Minority Interest                                     0.8        0.7
 -------------------------------------------- ------------- ----------
 Shareholders' Equity:
   Share capital                                      54.7       54.7
   Reserves                                           42.3       42.3
   Additional paid-in capital                          8.3        8.3
   Retained earnings                                 373.2      367.7
 -------------------------------------------- ------------- ----------
 Total shareholders' equity                          478.5      473.0
 -------------------------------------------- ------------- ----------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          681.7      665.0
 ---------------------------------------------------------- ----------


                    NATUZZI S.P.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows as of March 31, 2006 and 2005 (Expressed in millions of EUR)

                                                  31-Mar-06  31-Mar-05
                                                 ---------- ----------
Cash flows from operating activities:
 Net earnings (losses)                                 6.8       (3.5)
 Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation and amortization                      7.6        6.9
    Employees' leaving entitlement                     0.2        0.7
    Deferred income taxes                             (0.8)       0.3
    Minority interest                                  0.0        0.0
    (Gain) loss on disposal of assets                  0.1        0.1
    Unrealized foreign exchange (losses) / gain       (5.4)       6.4
    Deferred income for capital grants                (0.3)       0.0
 Change in assets and liabilities:
    Receivables, net                                  (1.7)       0.9
    Inventories                                        4.0      (10.4)
    Prepaid expenses and accrued income               (2.0)      (1.8)
    Other assets                                      (0.5)       3.4
    Accounts payable                                  13.4        4.5
    Income taxes                                       1.3       (0.5)
    Salaries, wages and related liabilities           (1.5)       0.2
    Other liabilities                                  2.5        1.5
------------------------------------------------ ---------- ----------
Total adjustments                                     16.9       12.2
------------------------------------------------ ---------- ----------
NET CASH PROVIDED BY OPERATING ACTIVITIES             23.7        8.7
------------------------------------------------ ---------- ----------

Cash flows from investing activities:
 Property, plant and equipment:
    Additions                                         (3.6)      (8.4)
    Disposals                                          0.0        0.0
 Government grants received                            0.0        0.0
 Marketable debt securities:
    Proceeds from sales                                0.0        0.0
 Purchase of business, net of cash acquired            0.0        0.0
 Disposal of business                                  0.0        0.0
------------------------------------------------ ---------- ----------
NET CASH USED IN INVESTING ACTIVITIES                 (3.6)      (8.4)
------------------------------------------------ ---------- ----------
Cash flows from financing activities:
 Long term debt:
    Proceeds                                           0.1        0.0
    Repayments                                         0.0       (0.3)
 Short-term borrowings                                 1.3        0.8
 Dividends paid to shareholders                        0.0        0.0
 Dividends paid to minority shareholders               0.0       (0.1)
------------------------------------------------ ---------- ----------
NET CASH USED IN FINANCING ACTIVITIES                  1.4        0.4
------------------------------------------------ ---------- ----------
 Effect of translation adjustments on cash             0.1        0.9
------------------------------------------------ ---------- ----------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      21.6        1.6
------------------------------------------------ ---------- ----------
 Cash and cash equivalents, beginning of the
  year                                                89.7       87.3
------------------------------------------------ ---------- ----------
CASH AND CASH EQUIVALENTS, END OF THE  PERIOD        111.3       88.9
------------------------------------------------ ---------- ----------


     CONTACT: Natuzzi S.p.A.
              Investor Relations Dept.
              Tel.: +39-080-8820-812
              Fax:  +39-080-8820-241
              E-mail: investor_relations@natuzzi.com
              or
              Corporate Press Office
              Tel.: +39-080-8820-124
              Fax:  +39-080-8820-508
              E-mail: relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      NATUZZI S.p.A.
                                                      (Registrant)


Date: May 24th, 2006                                   By: /s/ GIUSEPPE DESANTIS
                                                           ---------------------
                                                           Giuseppe Desantis